Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

CAROL PREST

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 2, 2020 09:47 AM Pacific Time

Incorporation Number: **BC0704014**

Recognition Date and Time: Incorporated on September 13, 2004 02:10 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:
MEXIVADA MINING CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
P.O. BOX 49130, 2900 BURRARD STREET
VANCOUVER BC V7X 1J5
CANADA

Delivery Address:
2900 - 595 BURRARD STREET
VANCOUVER BC V7K 1J5
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
P.O. BOX 49130, 2900 BURRARD STREET
VANCOUVER BC V7X 1J5
CANADA

Delivery Address:
2900 - 595 BURRARD STREET
VANCOUVER BC V7X 1J5
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
W[illegible], Colin

Mailing Address:
1100 - 1111 MELVILLE STREET
VANCOUVER BC V6E 3V6
CANADA

Delivery Address:
1100 - 1111 MELVILLE STREET
VANCOUVER BC V6E 3V6
CANADA

Last Name, First Name, Middle Name:
Jang, Ming

Mailing Address:
504 - 602 WEST HASTINGS STREET
VANCOUVER BC V6B 1P2
CANADA

Delivery Address:
504 - 602 WEST HASTINGS STREET
VANCOUVER BC V6B 1P2
CANADA

Last Name, First Name, Middle Name:
Redfern, Richard Robert

Mailing Address:
1982 RUBY VIEW DRIVE
ELKO NV 89801-2688
UNITED STATES

Delivery Address:
1982 RUBY VIEW DRIVE
ELKO NV 89801-2688
UNITED STATES

Last Name, First Name, Middle Name:
Froese, Edgar W.

Mailing Address:
PO BOX 100
BOWEN ISLAND BC V0N 1G0
CANADA

Delivery Address:
1287 SCARBOROUGH ROAD
BOWEN ISLAND BC V0N 1G1
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached